UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Stryve Foods, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

863685 103
(CUSIP Number)

Stryve Foods Holdings, LLC
801 Tennyson Parkway, Suite 275
Plano, Texas 75024
(972) 987-5130
Attn: R. Alex Hawkins
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 20, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 863685 103
1	NAME OF REPORTING PERSONS Stryve Foods Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 11,502,355*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,502,355*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,502,355*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.1%**
14.	TYPE OF REPORTING PERSON HC

*
Stryve Foods Holdings, LLC (the “Company”) beneficially owns 11,502,355 Class B Units and 11,502,355 shares of Class V Common Stock, as described herein. Subject to the terms of an exchange agreement, a set of one Class B Unit and one share of Class V Common Stock is exchangeable for one share of Class A Common Stock (the “Class A Common Stock”) of Stryve Foods, Inc. (the “Issuer”) after the expiration of a lock-up period.

**
Percent of class is calculated based on 20,519,677 shares of Class A Common Stock of the Issuer outstanding as of July 20, 2021 and assuming the Company exchanged all Class B Units and shares of Class V Common Stock for 11,502,355 shares of Class A Common Stock.

ITEM 1.	SECURITY AND ISSUER

This Schedule 13D relates to shares of the Class A Common Stock, par value $0.0001 per share (the “Common Stock”), of Stryve Foods, Inc. (the “Issuer”), a Delaware corporation with offices at 5801 Tennyson Pkwy, Suite 275, Plano, TX 75024, beneficially owned by Stryve Foods Holdings, LLC, a Texas limited liability company (the “Company”).

ITEM 2.	IDENTITY AND BACKGROUND

(a)     This Schedule 13D is filed by the Company.

(b)     The business address of the Company is 5801 Tennyson Pkwy, Suite 275, Plano, TX 75024.

(c)     The Company is a holding company.

(d)     During the last five years, the Company has not been convicted in any criminal proceeding.

(e)   During the last five years, the Company has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which the Company was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     The Company is a Texas limited liability company.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On January 28, 2021, Stryve Foods, Inc. f/k/a Andina Acquisition Corp. III (“Andina” or the “Issuer”) entered into a Business Combination Agreement (the “Business Combination Agreement”) with Andina Holdings LLC, a Delaware limited liability company (“Holdings”) and wholly-owned subsidiary of Andina, B. Luke Weil, in the capacity from and after the closing of the transactions contemplated by the Business Combination Agreement (the “Closing”) as the representative for the shareholders of Andina (other than the Company), Stryve Foods, LLC, a Texas limited liability company (“Stryve”), the Company, and R. Alex Hawkins, in the capacity from and after the closing as the representative for the members of the Company.

Pursuant to the Business Combination Agreement, among other things, (i) the Company and Stryve conducted a reorganization via a merger pursuant to which the Company became a holding company for Stryve, the former owners of Stryve became the owners of the Company, and the former holders of convertible notes of Stryve became holders of convertible notes of the Company, and pursuant to which Stryve retained all of its subsidiaries, business, assets and liabilities, and became a wholly-owned subsidiary of the Company and, on July 20, 2021, (ii) the Company contributed to Holdings all of the issued and outstanding equity interests of Stryve in exchange for 11,502,355 newly issued non-voting Class B Units of Holdings and voting (but non-economic) Class V Common Stock of the Issuer. The Class B Units provide the holder with economic rights, but not voting rights, with respect to Holdings and the Class V Common Stock of the Issuer provide the holder with voting rights, but not economic rights, with respect to the Issuer.  Subject to the terms of an exchange agreement, described below, a set of one Class B Unit of Holdings and one share of Class V Common Stock the Issuer is exchangeable for one share of Class A Common Stock of the Issuer after the expiration of a lock-up period.  Following the transaction, Andina changed its name to “Stryve Foods, Inc.”

The Class B Units and the shares of Class V Common Stock received by the Company are subject to a working capital true-up, which has not been completed as of the date of the filing of this Schedule 13D.

ITEM 4.	PURPOSE OF THE TRANSACTION

As set forth in Item 3, the Company acquired the securities described in this Schedule 13D in connection with the Business Combination Agreement for investment.  The Company does not have any plans or proposals which relate to or would result in any of the events enumerated in Item 4 of Regulation 13d-101 under the Securities and Exchange Act of 1934.  The Company intends to liquidate and distribute the shares of Class V Common Stock and Class B Units to its members in the future.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) The Company is the record holder of 11,502,355 shares of Class V Common Stock of the Issuer and 11,502,355 Class B Units of Holdings. Subject to the terms of the Exchange Agreement, as described below, a set of one Class B Unit and one share of Class V Common Stock is exchangeable for one share of Class A Common Stock of the Issuer after the expiration of a lock-up period applicable to such securities. The shares of Class V Common Stock and Class B Units represent 56.1% of the outstanding Class A Common Stock based on 20,519,677 shares of Class A Common Stock of the Issuer outstanding as of July 20, 2021 and assuming the Company exchanged all Class B Units and shares of Class V Common Stock for 11,502,355 shares of Class A Common Stock

(b)     The Board of Managers of the Company have the power to direct voting and disposition of the securities held by the Company.

(c) Except as described in Item 3, during the past 60 days the Company has not effected any transactions in the Class A Common Stock.

(d) None.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Business Combination Agreement

As referenced in Item 3 above, pursuant to the terms of the Merger Agreement, the securities received by the Company pursuant to the Business Combination Agreement are subject to a working capital adjustment. The disclosure in Item 3 above is incorporated herein by reference.

Lock-Up Agreement

Simultaneously with the execution of the Business Combination Agreement, the Company entered into a Lock-Up Agreement with Andina and the Andina Representative with respect to the Class B Units and shares of Class V Common Stock owned by the Company.  Subject to exceptions, the securities may not be transferred for a period of one year other to permitted transferees who execute a lock-up.

Registration Rights Agreement

Simultaneously with the execution of the Business Combination Agreement, the Company entered into a Registration Rights Agreement with Andina (the “Registration Rights Agreement”) that obligate Andina to register for resale shares of Class A Common Stock issuable upon exchange of Class B Units and Class V common Stock.

Non-Competition Agreements

Simultaneously with the execution of the Business Combination Agreement, the Company and certain members of the Company (each, a “Subject Party”) each entered into non-competition and non-solicitation agreements (each, a “Non-Competition Agreement”) for the benefit of Andina, Stryve and each of their respective affiliates, pursuant to which such subject party agreed not to compete with Andina, Stryve and their respective affiliates during the two (2) year period following the closing in the United States or in any other markets in which Andina, Stryve or their affiliates are engaged. Each subject party also agreed that during such two (2) year restricted period to not solicit employees or customers of such entities. The Non-Competition Agreements also contain customary confidentiality and non-disparagement provisions.

Exchange Agreement

In connection with the closing, Andina, Holdings and the Company entered into the Exchange Agreement, permitting, subject to exceptions, the Company and the holders of Holdings Class B Units and Class V Common Stock to exchange their Class B Units and Class V Common Stock for shares of Class A Common Stock.  The exchange ratio is one Class B Unit and one share of Class V Common Stock for one share of Class A Common Stock of the Issuer.

Escrow Agreement

At the closing, one percent (1%) of the securities otherwise issuable to the Company (the “Escrow Units”) were deposited into a segregated escrow account with Continental Stock Transfer & Trust Company as escrow agent, and held in escrow together with any dividends, distributions or other income on the Escrow Units (the “Escrow Property”) in accordance with an escrow agreement (the “Escrow Agreement”). The Escrow Property will be held in the escrow account until the parties have reviewed and agreed upon the working capital of Stryve and will be used to serve as the sole source of payment for any purchase price adjustment in favor of Andina. The Company will have the right to vote the Escrow Units while they are held in escrow.

*****

The foregoing summary descriptions of the Business Combination Agreement, Lock-Up Agreement, Registration Rights Agreement, Non-Competition Agreements and Exchange Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, each of which is an exhibit to this Schedule 13D.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description
10.1
Business Combination Agreement, dated as of January 28, 2021, by and among Andina Acquisition Corp. III, Andina Holdings LLC, B. Luke Weil in the capacity as the Purchaser Representative, Stryve Foods LLC, Stryve Foods Holdings, LLC and R. Alex Hawkins in the capacity as the Seller Representative (incorporated herein by reference to Exhibit 2.1 to the Registrant’s Current Report on Form 8-K dated January 28, 2021).

10.2
Registration Rights Agreement, dated as of January 28, 2021, by and between Andina Acquisition Corp. III and Stryve Foods Holdings, LLC (incorporated herein by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K dated January 28, 2021).

10.3
Form of Non-Competition and Non-Solicitation Agreement, dated as of January 28, 2021, by the equity holder of Stryve Foods, LLC party thereto in favor of Andina Acquisition Corp. III, Stryve Foods, LLC and their respective affiliates (incorporated herein by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K dated January 28, 2021).

10.4	Form of Exchange Agreement (incorporated herein by reference to Annex E to the Registrant’s Form S-4 filed on June 23, 2021).
10.5
Lock-Up Agreement, dated as of January 28, 2021, by and among Andina Acquisition Corp. III, B. Luke Weil in the capacity as the Purchaser Representative and Stryve Foods Holdings, LLC (incorporated herein by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K dated January 28, 2021).

* Filed herewith.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 22, 2021

STRYVE FOODS HOLDINGS, LLC

/s/ R. Alex Hawkins
Name: R. Alex Hawkins
Title: Manager